EXHIBIT 99.1

Trilogy International Partners Inc. Sets Date to Report First Quarter 2018 Results

BELLEVUE, Wash., April 05, 2018 (GLOBE NEWSWIRE) -- Trilogy International Partners Inc. (TSX:TRL) announced today that it will report results for the first quarter ended March 31, 2018 after markets close on Wednesday, May 9, 2018. The Company will hold a conference call to discuss the results the following day at 7:30 a.m. (PT).

Dial-in and online information for the conference call follows below.
No access code is required; please ask the operator to be joined into the Trilogy International Partners (TRL) call.

Call Date:	Thursday, May 10, 2018
Call Time:	7:30 a.m. (PT)

US Toll Free:	1-844-826-3035
Canada Toll Free:	1-855-669-9657
International Toll:	1-412-317-5144

Online info (audio only): http://www.trilogy-international.com/events-and-presentations
Live simulcast (listen only) available during the call. Participants should register on the website approximately 10 minutes prior to the start of the webcast.

A replay of the conference call will be available at approximately 9:00 a.m. (PT) the day of the live call. Replay dial-in access is as follows:

US Toll Free:	1-877-344-7529
Canada Toll Free:	1-855-669-9658
International Toll:	1-412-317-0088
Replay Access Code:	10118865

About Trilogy International Partners Inc.
Trilogy International Partners Inc. (TSX:TRL) is the parent company of Trilogy International Partners LLC, a wireless telecommunications operator formed by wireless industry veterans John Stanton, Theresa Gillespie and Brad Horwitz. Trilogy's founders have an exceptional track record of successfully buying, building, launching and operating communication businesses in 15 international markets and the United States.

Trilogy currently provides wireless communications services through its operating subsidiaries in New Zealand and Bolivia. Its head office is located at 155 108th Avenue NE, Suite 400, Bellevue, Washington, 98004 USA.

For more information, visit www.trilogy-international.com.

CONTACT:
Trilogy International Partners Inc.
Ann Saxton
Vice President, Investor Relations & Corporate Development
+1 (425) 458-5900